

August 7, 2012

<u>Via Email</u>
Mr. Zhi Chen
Chief Executive Officer
China TopReach Inc.
6th Floor, San Shan Tower
No. 59 Dongjie Street
Fuzhou City, China 350001

  Re: China TopReach Inc.
    Form 20-F for the year ended December 31, 2011
    Filed May 14, 2012
    File No. 000-52416

Dear Mr. Chen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 20-F for the year ended December 31, 2011</u>

<u>Item 4. Information on the Company, page 19</u>
<u>B. Business Overview, page 19</u>
<u>Business Model and Services, page 22</u>
<u>Media Advertisement Information Tracking System ("MAITS"), page 24</u>

1. Please tell us and revise the notes your financial statements to explain how you account for the cost of MAITS reports provided to your customers for free. Refer to ASC 605-50-25.

Item 5. Operating and Financial Review and Prospects, page 33
B. Liquidity and Capital Resources, page 41

2. We note from page 8 that there is a delay between when you must provide payment to settle print media fees and when payments are received from your customers. We further note that you may need to rely on external financing to cover this delay and that short term borrowings represent a significant portion of your liabilities. Please revise future filings to disclose your financing needs such as short term borrowings in your liquidity discussion in MD&A.

Item 15. Controls and Procedures, page 62
Management's Report on Internal Control over Financial Reporting, page 62

3. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of US GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

- what role the person takes in preparing your financial statements and evaluating the effectiveness of your internal control,

- what relevant education and ongoing training the person has had relating to US GAAP,

- the nature of his or her contractual or other relationship to you,

- whether the person holds and maintains any professional designations such as Certified Public Accountant (US) or Certified Management Accountant, and

- about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with US GAAP and evaluating effectiveness of internal control over financial reporting.

If you retained an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

- the name and address of the accounting firm or organization,

- the qualifications of their employees who perform the services for your company,

- how and why they are qualified to prepare your financial statements or evaluate internal control over your financial reporting,

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retained individuals who are not your employees and are not employed by an accounting firm or similar organization to prepare your financial statements or evaluate your internal over financial reporting, do not provide us with their names, but please tell us:

- why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting,

- how many hours they spent last year performing these services for you; and

- the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you do not have an audit committee financial expert per Item 16A. Please revise to state why you do not have such expert. Refer to Item 16A(a)(3) of Form 20-F.

Financial Statements, page 63
Notes to Consolidated Financial Statements, page F-7
1 Organization and Business Operations, page F-7
Spin-off of ShiFang Holding Limited in 2010, page F-8

4. As a result of ShiFang's public offering in December 2010, your equity interest in ShiFang was diluted to 43.71%. We note that despite your lack of a controlling voting interest in ShiFang, you continue to believe that consolidation of this entity is appropriate. Please provide us with your analysis under ASC 810 explaining why consolidation is appropriate after your equity interest was diluted to less than 50%. Your response should explain how and why you continue to have the ability to nominate more than half of ShiFang's Board of directors when you own less than a majority of this entity's voting shares. You should also explain in further detail how your ability to control the majority of the board provides you with control over ShiFang's operations.

5. Please explain how you valued and accounted for the transfer of your entire equity interest in OMH to ShiFang for $50,000. Since it appears that this was a transfer to a controlled entity, it appears that the transfer should be recorded by ShiFang using the historical book value of the net assets transferred. Please advise or revise as appropriate.

4 Basis of Presentation and Summary of Significant Accounting Policies, page F-12
(j) Deposits to Newspapers, page F-15

6. We note from page 6 that deposits to newspapers may be forfeited in the event that you are unable to fulfill your contractual obligations with respect to volume generated. Please tell us how much of your deposits have been forfeited in each year presented in your financial statements. Your response and your revised disclosures should also explain how you account for deposits forfeited in your financial statements. Similar disclosure should be provided for prepayments for print media advertising on page F-22.

(n) Revenue Recognition, page F-17

7. Please revise to include your revenue recognition policy regarding subscription revenue. In this regard, we note from page 23 that under comprehensive cooperation agreements,

you manage the distribution of newspapers. Your response and your revised disclosure should specifically address your revenue recognition with respect to the "rent concept," whereby customers pay only 1/3 of the annual subscription price and return the newspapers to you. In addition, please explain how you account for free newspapers to hotels, restaurants, banks, and hospitals in your response and in your revised disclosure.

5 Trade Receivables, net, page F-13

8. Your disclosure on page 9 indicates that you grant credit to customers with payment terms of up to one year. You further disclose that as a result of the 2008 financial crisis, extended payment periods were provided to customers. Given that the amount of the allowance for bad debts has increased significantly during 2011, please revise the notes to your financial statements in future filings to provide a rollforward of the activity in the allowance for doubtful debts which discloses the beginning balance, amounts expensed as bad debt, amounts recovered, amounts written off and the ending balance. Alternatively, please revise to provide Schedule II in accordance with Article 5-04 of Regulation S-X.

13 Deposits for Marketing and Promotion Projects, page F-25

9. Please tell us, and revise to disclose, the nature of the deposits for marketing and promotion projects, including why amounts are paid to obtain the rights as sole marketing provider, only to have the amounts returned throughout the term of the contracts or at expiry of the agreements. Given that your disclosure indicates that the amounts will be repaid to you, "amongst other terms and conditions," please revise to indicate any circumstances under which you would not fully recover amounts paid to your customers. Also, please explain in further detail how and when such deposits will be repayable to the company over the terms of such arrangements.

14 Prepayment for Long-Term Investment, page F-26

10. We note that the balance of your prepayment with regard to the long-term investment has increased significantly from 2010 to 2011. We further note your disclosure that the deadline to complete such investment is December 31, 2012. However, we also noted that the deadline for investment disclosed in your financial statements in your December 31, 2010 20-F was December 31, 2011. Please tell us the status of these planned investments including whether you expect such joint ventures will occur before December 31, 2012. Also, please tell us and revise the notes to your financial statements to disclose the extent to which you are entitled to receive a refund of amounts paid in the event the joint ventures are not consummated.

19 Due to Related Parties, page F-29

11. Please tell us and revise the notes to your financial statements to disclose whether interest expense has been recognized with respect to the related party loans disclosed in Note 19 as it is not clear from your current footnote disclosures. If not, please explain why and tell us how your accounting treatment complies with the guidance prescribed in ASC 835-30-25

26 Segment Reporting, page F-34

12. Please reconcile your disclosure on page F-34 that you have one business segment with the disclosure in the third paragraph on page 20 which indicates that you have a print media segment, new media segment, and investment holding and asset management segment. Your response should clearly explain why the three segments listed on page 20 are not reflected as separate reportable segments in your financial statements pursuant to the guidance in ASC 280.

28 Changes in Ownership Interest of ShiFang, page F-36

13. We note that as a result of the initial public offering of shares of ShiFang, your interest in the company decreased to 43.71%. We further note that because you believe you did not lose control over ShiFang, you accounted for the decline in your ownership percentage as an equity transaction. Please note that the guidance in ASC 810-10-45-21 through 24 provides for the accounting for the issuance of a subsidiary's shares as an equity transaction when the company continues to hold a controlling financial interest. In this regard, a controlling financial interest is generally defined as a majority voting interest. Given that you hold less than 50% of the stock of ShiFang after its initial public offering, we are unclear as to why accounting for the change in your ownership as an equity transaction is appropriate. Please advise or revise as appropriate.

14. We note from the disclosures included in Note 28 that transfers from non-controlling interest to additional paid in capital occurred during 2010 as a result of the private placement of shares by ShiFang, the initial public offering of ShiFang shares and during 2011 due to the repurchase of its own shares by ShiFang. Please tell us and revise the notes to your financial statements in future filings to explain in further detail how the amounts transferred from non-controlling interest to additional paid in capital were calculated or determined for each of these transactions.

15. In a related matter, please also explain in further detail how the net income allocated to the company and to the non-controlling interest during 2010 and 2011 were calculated or determined.

30 Share Based Payment, page F-37

16. Please revise to provide all disclosures required by ASC 718-10-50, as applicable, with respect to both the share options issued by the company as well as those issued by ShiFang.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief